UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           STARLIMS Technologies Ltd.
                           --------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M8484K 109
                                   ----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 14, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON: Itschak Friedman

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  2,834,575 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  1,540,256 Ordinary Shares*
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0- Ordinary Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      2,834,575 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.59%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Mr. Itschak Friedman directly holds 1,540,256 ordinary shares of the Issuer. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Mr. Toiba asked that the voting agreement be terminated in connection with the Merger (as defined in Item 4 hereof), which request was denied by Messrs. Itschak Friedman and Chaim Friedman. Accordingly, each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of an aggregate 2,834,575 ordinary shares beneficially owned by them, which constitute approximately 33.59% of the issued and outstanding ordinary shares of the Issuer. Each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman disclaims beneficial ownership of the ordinary shares of the Issuer that are not directly held by them or entities controlled by them.

** Based on 8,437,492 ordinary shares issued and outstanding as of December 31, 2009 (excluding 1,581,677 ordinary shares held as treasury stock), as reported by the Issuer in its Proxy Statement filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K for the month of January 2010, submitted to the Securities and Exchange Commission on January 20, 2010.

CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON:  Dinu Toiba

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  2,834,575 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  750,000 Ordinary Shares*
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  -0- Ordinary Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      2,834,575 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.59%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Mr. Dinu Toiba directly holds 750,000 ordinary shares of the Issuer. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Mr. Toiba asked that the voting agreement be terminated in connection with the Merger (as defined in Item 4 hereof), which request was denied by Messrs. Itschak Friedman and Chaim Friedman. Accordingly, each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of an aggregate 2,834,575 ordinary shares beneficially owned by them, which constitute approximately 33.59% of the issued and outstanding ordinary shares of the Issuer. Each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman disclaims beneficial ownership of the ordinary shares of the Issuer that are not directly held by them or entities controlled by them.

** Based on 8,437,492 ordinary shares issued and outstanding as of December 31, 2009 (excluding 1,581,677 ordinary shares held as treasury stock), as reported by the Issuer in its Proxy Statement filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K for the month of January 2010, submitted to the Securities and Exchange Commission on January 20, 2010.

CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON:  Chaim Friedman

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  2,834,575 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  544,319 Ordinary Shares*
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  64,703 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                      2,834,575 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.59%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Mr. Chaim Friedman directly holds 544,319 ordinary shares of the Issuer. In addition, 64,703 ordinary shares of the Issuer are held of record by Sivanir Ltd., an Israeli company, 50% of which is owned by Mr. Chaim
     Friedman. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Mr. Toiba asked that the voting agreement be terminated in connection with the Merger (as defined in Item 4 hereof), which request was denied by Messrs. Itschak Friedman and Chaim Friedman. Accordingly, each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of an aggregate 2,834,575 ordinary shares beneficially owned by them, which constitute approximately 33.59% of the issued and outstanding ordinary shares of the Issuer. Each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman disclaims beneficial ownership of the ordinary shares of the Issuer that are not directly held by them or entities controlled by them.

** Based on 8,437,492 ordinary shares issued and outstanding as of December 31, 2009 (excluding 1,581,677 ordinary shares held as treasury stock), as reported by the Issuer in its Proxy Statement filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K for the month of January 2010, submitted to the Securities and Exchange Commission on January 20, 2010.

Item 1. Security and Issuer


         This Amendment No. 1 is filed by Itschak Friedman, Dinu Toiba and Chaim Friedman, the "Reporting Persons"), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 4 and 6 of the initial Statement on
Schedule 13D filed by the Reporting Persons on October 10, 2008 (the initial
Schedule 13D and together with Amendment No. 1, the "Statement"). The Statement relates to the ordinary shares, par value NIS 1.0 per share (the "Ordinary Shares"), of STARLIMS Technologies Ltd. (the "Issuer"), an Israeli company, whose principal executive offices are located at 32B Habarzel Street, Tel Aviv 69710, Israel.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         On December 14, 2009, the Issuer, Abbott Investments Luxembourg Sarl, a company organized under the laws of Luxembourg (the "Purchaser") and a wholly-owned subsidiary of Abbott Laboratories, and Scorpio Designated Corporation Ltd., an Israeli company and a newly-formed, wholly-owned subsidiary of the Purchaser (the "Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the Purchaser to acquire the Issuer through a merger of Merger Sub with and into the Issuer (the "Merger"), with the Issuer to be the surviving corporation (the "Surviving Corporation").

         At the effective time of the Merger (the "Effective Time"), each of the Issuer's Ordinary Shares issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares held by the Issuer, the Purchaser and the Merger Sub) will be converted automatically into the right to receive $14.00 per share in cash without interest (the "Merger Consideration"). At the Effective Time, each option to acquire the Issuer's Ordinary Shares outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an "Option") shall be cancelled, terminated and converted into the right to receive a cash amount equal to the Merger Consideration less the exercise price payable in respect of such Ordinary Share subject to such Option. At the Effective Time, each restricted stock unit in respect of Ordinary Shares outstanding immediately prior to the Effective Time (whether or not vested) (each, an "RSU") shall be cancelled, terminated and converted into the right to receive a cash amount equal to the Merger Consideration the holder would have been entitled to receive had such RSU been vested in full and settled immediately before the Effective Time. After the Merger, the Issuer will be a privately-held company and an indirect, wholly-owned subsidiary of Abbott Laboratories.

         The Merger Agreement was entered into after negotiations between the Issuer and Abbott Laboratories, completion of due diligence review and analysis by Abbott Laboratories, receipt by the Issuer's board of directors of an opinion from its financial advisor to the effect that as of December 13, 2009, the cash consideration per share of $14.00 is fair, from a financial point of view, to the public shareholders of the Issuer (other than those shareholders who are parties to the certain voting and support agreement dated December 14, 2009) and approval by the Issuer's audit committee and board of directors.

         Pursuant to the Merger Agreement, at the Effective Time, (i) the directors of Merger Sub will become the directors of the Surviving Corporation,
(ii) the officers of the Issuer will become the officers of the Surviving Corporation, (iii) the articles of association of Merger Sub will be the articles of association of the Surviving Corporation, and (iv) the memorandum of association of the Issuer will be the memorandum of association of the Surviving Corporation.

         The completion of the Merger is subject to various conditions set forth in the Merger Agreement, including (i) approval of the Merger by vote of holders of at least a majority of the outstanding Ordinary Shares (not including abstainees and any votes cast by the Purchaser, Merger Sub, or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of the Purchaser or Merger Sub, or anyone acting on behalf of either of these, including family members or entities under their control) at an extraordinary meeting of shareholders to be held by the Issuer on February 16, 2010 (the "Meeting") and either (a) the affirmative vote of at least one-third of the Ordinary Shares voted by "disinterested" shareholders who are present and voting (not including abstainees) at the Meeting or (b) the total number of Ordinary Shares voted against the proposal by "disinterested" shareholders does not represent more than 1% of the outstanding ordinary shares; (ii) at least 50 days shall have lapsed after the filing of the proposal for the Merger with the Israeli Companies Registrar by both of the Issuer and Merger Sub and at least 30 days shall have lapsed from the approval of the Merger by the shareholders of each of the Issuer and Merger Sub, (iii) completion of the Merger by September 14, 2010, and (iv) fulfillment of customary closing conditions.

         The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, which is included as Exhibit A to this Statement and is incorporated by reference to this Item 4.

         After the Merger, there will be no public market for the Issuer's Ordinary Shares, no price quotations with respect to sales prices of the Issuer's Ordinary Shares in the public market, the Issuer's Ordinary Shares will be delisted from the NASDAQ Global Market and the Tel Aviv Stock Exchange, the registration of the Issuer's Ordinary Shares under the federal securities laws will be terminated, and neither the Issuer nor its executive officers, directors and 5% stockholders will be required to file periodic reports with the SEC.

         This Statement on Schedule 13D does not constitute the solicitation of an offer to buy any securities or a solicitation of any vote, proxy or approval. The Issuer has filed with the SEC, and mailed to shareholders of the Issuer, a proxy statement and other related documents with respect to the Meeting to vote upon the Merger. The proxy statement and such other related documents filed with the SEC should be read carefully and in their entirety because they contain important information. Those documents have been sent to persons who were holders of record of the Ordinary Shares as of the record date for the Meeting and are available through the EDGAR website maintained by the SEC at http://www.sec.gov.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On December 14, 2009, the Issuer, the Purchaser and the Merger Sub entered into the Merger Agreement. For a description of the Merger Agreement see
Item 4 hereof. A copy of the Merger Agreement is included as Exhibit A to this Statement and is incorporated herein by reference.

         On December 14, 2009, Abbott Laboratories entered into a limited guaranty (the "Limited Guaranty") in favor of the Issuer guaranteeing the payment and performance of all obligations of the Purchaser existing or thereafter arising under the Merger Agreement. A copy of the Limited Guaranty is attached hereto as Exhibit B and incorporated herein by reference.

         On December 14, 2009, each of Itschak Friedman, Chaim Friedman, Eyal Guterman and Sivanir (Management Services) 1992 Ltd. (collectively, the "Shareholders") entered into a Voting and Support Agreement with the Purchaser and Merger Sub (collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, the Shareholders party thereto have (i) agreed to vote all of the Issuer's Ordinary Shares beneficially owned by them as of December 14, 2009 or acquired thereafter (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, (B) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement, (C) against any Takeover Proposal (as defined in the Merger Agreement) and (D) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Issuer's memorandum and articles of association or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger, and (ii) granted irrevocable proxies to HFN Trust Company Ltd., which is acting on behalf of the Purchaser and Merger Sub, granting HFN Trust Company Ltd. or its designees the right to vote such shares as specified in clause (i). The Shareholders have entered into the Voting Agreements only in their capacities as shareholders of the Issuer and may vote such shares on all other matters submitted to the Issuer's shareholders for their approval. The Voting Agreements terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. A copy of the form of Voting Agreement is included as Exhibit C to this Statement and is incorporated herein by reference.

         The foregoing descriptions of the Merger Agreement, Limited Guaranty and Voting Agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, Limited Guaranty and Voting Agreements, which are included as Exhibits to this Statement and are incorporated by reference to this Item 6.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         Exhibit A: Agreement and Plan of Merger, dated as of December 14, 2009, among the Issuer, the Purchaser and the Merger Sub, incorporated herein by reference to Appendix A to the Issuer's Proxy Statement filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K for the month of January 2010, furnished to the Securities and Exchange Commission on January 20, 2010.

         Exhibit B: Limited  Guaranty,  dated as of December  14, 2009,  by and between the Issuer and Abbott Laboratories

         Exhibit C: Form of Voting and Support  Agreement,  dated as of December
                    14, 2009, among the Purchaser, Merger Sub and each of the Shareholders, incorporated herein by reference to Appendix C to the Issuer's Proxy Statement filed as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K for the month of January 2010, furnished to the Securities and Exchange Commission on January 20, 2010.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 09, 2010



                                            /s/Itschak Friedman
                                            -------------------
                                            Itschak Friedman



                                            /s/Dinu Toiba
                                            -------------
                                            Dinu Toiba



                                            /s/Chaim Friedman
                                            -----------------
                                            Chaim Friedman